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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                            TERRACE HOLDINGS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   881016109
        _______________________________________________________________
                                (CUSIP Number)

Jonathan S. Lasko, 2699 Stirling Road, Suite C-405, Ft. Lauderdale, FL 33312
(800) 532-9119
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               February 17, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 881016109                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Milton Namiot
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            918,900 Shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             918,900 Shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      918,900 Shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 18.1% of Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 SCHEDULE 13-D
                                 -------------

Item 1. Security and Issuer

        (a)  Common Stock

        (b)  Terrace Holdings, Inc. ("THI")
             2699 Stirling Road, Suite C-405
             Ft. Lauderdale, FL 33312

Item 2. Identity and Background

        (a)  Milton Namiot

        (b)  DownEast Frozen Desserts, LLC
             135 Walton Street
             Portland, Maine 04103

        (c) Mr. Namiot is the Manager of DownEast Frozen Desserts, LLC, ("DE") a Delaware limited liability company with its principal place of business at 135 Walton Street, Portland, Maine 04103.

        Mr. Namiot also serves as the Chief Executive Officer of THI with its principal offices located at 2699 Stirling Road, Suite C-405, Ft. Lauderdale, Florida 33312.

        In addition, Mr. Namiot serves as the President and Chief Executive Officer of THI's wholly-owned subsidiary. Deering Ice Cream, Inc. ("Deering") with its principal offices located at 135 Walton Street, Portland, Maine 04103.

        (d)  Not applicable.

        (e)  Not applicable.

        (f)  United States.

Item 3. Source and Amount of Funds or Other Consideration

        The securities reported herein were acquired through an Asset Acquisition Agreement ("Agreement") between THI and DE. Pursuant to the Agreement, THI acquired all of the assets and related liabilities of DE in exchange for 918,900 shares of THI's common stock, and a warrant to purchase an additional 250,000 shares at an exercise price of $1.1875 per share. As a further result of the Agreement, THI created Deering as its wholly-owned subsidiary.

Item 4. Purpose of Transaction

        DownEast acquired 918,900 shares of THI's common stock and warrants to purchase an additional 250,000 shares at an exercise price of $1.1875 per share in consideration for the sale of all of DE's assets and related liabilities including the Deering name.

     DE has no further plans or proposals with respect to the aforementioned securities other than to distribute such securities among its ten members.

Item 5.  Interest in Securities of the Issuer.

     (a) DE beneficially owns 918,900 shares of THI's common stock, which is approximately 18.1% of the outstanding shares. In addition, DE owns a warrant to purchase an additional 250,000 shares of THI's common stock at an exercise price of $1.875 per share.

     (b) DE has sole voting power and sole dispositive power over 918,900 shares of common stock. DE does not share any of its voting or dispositive power.

     (c)  None.

     (d) As a manager of DE, Milton Namiot maintains a controlling interest and has investment power of DE.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Namiot is the Manager of DE which owns a warrant to purchase 250,000 shares of THI's common stock at an exercise price of $1.1875 per share. This warrant is exercisable as of February 17, 1997, and expires on August 31, 2000.

Item 7. Material to be Filed as Exhibits.

     The Asset Acquisition Agreement dated as of December 9, 1996, and the Amendment thereto dated as of February 7, 1997.

     Pursuant to SEC Rule 13d-4, Milton Namiot expressly disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 1997                       /s/Milton Namiot
------------------------------------    ----------------------------------------
                                        Signature


                                        Milton Namiot
                                        ----------------------------------------
                                        Name/Title